ANNUAL NOTICE
May 1, 2026
Protective Strategic Objectives VUL An Individual Flexible Premium Variable and Fixed Life Insurance Policy	Issued by Protective Variable Life Separate Account and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265‑1545
This Annual Notice for the Protective Strategic Objectives VUL, an individual variable universal life insurance policy (the “Policy”) issued by Protective Life Insurance Company provides certain updated information about your Policy since May 1, 2025. In addition, this Annual Notice provides key information about your Policy that you should review, including a current list of Funds available under your Policy. Please read this Annual Notice carefully and retain it with your Policy prospectus for future reference.
The most recent prospectus for the Policy, dated May 1, 2019, (the “Prospectus”) and supplements to the Prospectus contain more information about the Policy’s features, benefits, and risks. You can find updated financial statements for Protective Variable Life Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Policy online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling (800) 265-1545 or by sending an email request to prospectus@protective.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the U.S. Securities and Exchange Comission’s (“SEC”) staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-206951

APPENDIX — INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY	9

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You”, “your”, and “Owner” refer to the person(s) who have been issued a Policy.
Beneficiary The person, persons or entity whom the Owner designates to receive the proceeds of the Policy upon the death of the Insured. The Owner may designate a primary Beneficiary or Beneficiaries, as well as a contingent Beneficiary or Beneficiaries to receive the proceeds if there is no primary Beneficiary(ies) living at the time of the Insured’s death. A Beneficiary may also be designated as irrevocable which may limit the Owner’s ability to alter that designation or make future Policy changes.
Death Benefit The amount of insurance provided under the Policy used to determine the Death Benefit Proceeds.
Death Benefit Proceeds The amount payable to the Beneficiary if the Insured dies while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any rider to the Policy less (1) any Policy Debt (2) any liens for payments made under an accelerated death benefit rider or endorsement plus accrued interest and (3) less any unpaid Monthly Deductions if the Insured dies during a grace period.
Face Amount A dollar amount selected by the Owner and shown in the Policy on the Policy Specifications Page or Supplemental Policy Specifications Page. The minimum Face Amount permitted under the Policy is $100,000.
Fixed Account Part of Protective Life’s General Account to or from which Policy Value may be transferred and into which Net Premiums may be allocated under a Policy.
Fixed Account Value The Policy Value in the Fixed Account.
Fund A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.
General Account All of the Company’s assets other than those allocated to the Variable Account or any other separate account. The Company has complete ownership and control of the assets in the General Account.
Initial Face Amount The Face Amount on the Policy Effective Date.
Insured The person whose life is covered by the Policy.
Lapse Termination of the Policy at the expiration of the grace period while the Insured is still living.
Loan Account An account within Protective Life’s General Account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.
Loan Account Value The Policy Value in the Loan Account.
Monthly Deduction The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy.
Owner The person, or persons, or entity entitled to all rights in this Policy while the Insured is living. These rights are subject to any assignment and to the rights of any Irrevocable Beneficiary. The Owner may name a contingent Owner who will own this Policy if the Owner dies while this Policy is in force. If the Owner dies before the Insured, any contingent Owner named in the application, or subsequent endorsement, will become the new Owner. If no contingent Owner is named, the Owner’s estate becomes the new Owner. The Owner may change the Owner (including a contingent Owner) by Written Notice.
Policy Anniversary The same day and month in each Policy Year as the Policy Effective Date.
Policy Debt The sum of all outstanding policy loans plus accrued interest.
Policy Effective Date The date shown in the Policy as of which coverage under the Policy begins.
Policy Value The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.
Policy Year Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.
Sub-Account A separate division of the Variable Account established to invest in a particular Fund.
Sub-Account Value The Policy Value in a Sub-Account.

Surrender Charge A charge deducted from the Policy Value if the Policy is surrendered, Lapses, or the Initial Face Amount is decreased during the first 10 Policy Years.
Variable Account Protective Variable Life Separate Account, a separate investment account of Protective Life to and from which Policy Value may be transferred and into which Net Premiums may be allocated.
Variable Account Value The sum of all Sub-Account Values.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this section of the Annual Notice is a summary of certain Policy features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Policy.
•
Templeton Asset Management Ltd. was removed as the sub-adviser for the Templeton Growth VIP Fund.

•
Invesco Asset Management Limited was removed as the sub-adviser for the Invesco® V.I. Global Real Estate Fund.

•
The American Funds Insurance Series® - Global Small Capitalization Fund changed its name to the American Funds Insurance Series® – SMALLCAP World Fund®. The American Funds Insurance Series® International Fund changed its name to the American Funds Insurance Series® – EUPAC Fund™.

•
The TOPS® Aggressive Growth ETF Portfolio was renamed TOPS® Aggressive ETF Portfolio, the TOPS® Growth ETF Portfolio was renamed TOPS® Moderately Aggressive ETF Portfolio and the TOPS® Moderate Growth ETF Portfolio was renamed TOPS® Moderate ETF Portfolio.

•
The Templeton Developing Markets VIP Fund changed its name to the Templeton Emerging Markets VIP Fund.

•
For updated Fund performance and fee information please see the FUND APPENDIX.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
FEES AND EXPENSES
Charges for Early Withdrawals
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25.
If you surrender the Policy within the first 10 Policy Years, you will be subject to a surrender charge of up to 5.80% of your Initial Face Amount. For example, if you surrender your Policy in the first Policy Year and the Initial Face Amount was $100,000, you could pay a surrender charge of up to $5,800.
For additional information about charges for surrenders and early withdrawals, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Transaction Charges
In addition to withdrawal and surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the Policy, charges in connection with a decrease to your Policy’s Face Amount, charges when you exercise an optional benefit and transfer fees.
For additional information about transaction charges, see “CHARGES AND DEDUCTIONS” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, you are also subject to certain ongoing fees and expenses under the Policy, including fees and expenses covering the cost of insurance (“COI”) under the Policy and the cost of optional benefits available under the Policy. Such fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and rating classification). You should review the Policy specifications page of your Policy for rates applicable to your Policy.
You will also bear expenses associated with the Funds available under the Policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Fund Options (Fund fees and expenses) (1)	0.19%	2.575%

(1)
As a percentage of Fund assets.

For additional information about ongoing fees and expenses, see “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Risk of Loss	You can lose money by investing in this Policy, including loss of principal. For additional information about the risk of loss, see “POLICY BENEFITS/ RISKS SUMMARY” in the Prospectus.
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide benefits on a long-term basis. Although you are permitted to take withdrawals or surrender the Policy, surrender charges and federal and state income taxes may apply. Consequently, you should not use the Policy as a short-term investment or savings vehicle. Because of the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered.
For additional information about the investment profile of the Policy, see “POLICY BENEFITS/ RISKS SUMMARY,” “CHARGES AND DEDUCTIONS,” “USE OF THE POLICY” and “TAX CONSIDERATIONS--Taxation of Insurance Polices” in the Prospectus.

RISKS
Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options, or Funds, available under the Policy. Each investment option (including the Fixed Account investment option) will have its own unique risks, and you should review these investment options before making an investment decision.
For additional information about the risks associated with Investment Options, see “POLICY BENEFITS/ RISKS SUMMARY,” “THE COMPANY AND THE FIXED ACCOUNT” and “THE VARIABLE ACCOUNT AND THE FUNDS” in the Prospectus.

Insurance Company Risks
An investment in the Policy is subject to the risks related to Protective Life, including that any obligations (including under the Fixed Account investment options), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request by calling toll-free 1-888-353-2654.
For additional information about Company risks, see “POLICY BENEFITS/ RISKS SUMMARY” and “THE COMPANY AND THE FIXED ACCOUNT” in the Prospectus.

Policy Lapse
Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges. Your Policy may also Lapse due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with reinstating a Lapsed Policy. Death Benefits will not be paid if the Policy has Lapsed.
For additional information about Policy Lapse, see “POLICY BENEFITS/ RISKS SUMMARY,” “PREMIUMS,” “POLICY LOANS,” and “POLICY LAPSE AND REINSTATEMENT” in the Prospectus.

RESTRICTIONS
Investments
While you may transfer amounts in the Sub-Accounts (which invest in shares of a corresponding Fund) and the Fixed Account, certain restrictions and transfer fees apply with regard to the number and amount of such transfers. Transfers are also subject to the excessive trading and market timing polices described in the Prospectus.
We reserve the right to remove or substitute Funds as investment options.
For additional information about investment options, see “TRANSFERS OF POLICY VALUE” and “THE VARIABLE ACCOUNT AND THE FUNDS – Addition, Deletion, or Substitution of Investments” in the Prospectus.

Optional Benefits
Optional benefits are subject to additional charges. Some optional benefits were available only at the time your Policy was issued and some optional benefits may not be available for all Owners or Insureds.
For additional information about the optional benefits, see “POLICY BENEFITS/ RISKS SUMMARY” and “SUPPLEMENTAL RIDERS AND ENDORSEMENTS” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications regarding the purchase, ownership, and use of a Policy. Withdrawals and surrenders may be subject to income tax and will be taxed at ordinary tax rates. In addition, withdrawals and surrenders may be subject to an additional tax depending on the circumstances.
For additional information about tax implications, see “TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some investment professionals have and may continue to receive compensation for selling the Policy to investors, which may include commissions, revenue sharing, compensation from affiliates and third parties. These investment professionals may have had a financial incentive to offer or recommend the Policy over another investment.
For additional information about compensation, see “SALE OF THE POLICIES” in the Prospectus.

Exchanges
Some investment professionals may have a financial incentive to offer an investor a new policy in place of the one he or she already owns. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
For additional information about exchanges, see “EXCHANGE PRVILEGE” and “TAX CONSIDERATIONS--Section 1035 Exchanges” in the Prospectus.

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Allocation	American Funds Insurance Series® Asset Allocation Fund - Class 2 - Capital Research and Management Company	0.54%	15.85%	8.97%	9.77%
International Equity	American Funds Insurance Series® EUPAC Fund™ - Class 2 - Capital Research and Management Company(1) (formerly, American Funds Insurance Series® International Fund)	0.72%	26.77%	3.40%	7.00%
International Equity	American Funds Insurance Series® Global Growth Fund - Class 2 - Capital Research and Management Company(1)	0.65%	21.62%	8.23%	12.17%
U.S. Equity	American Funds Insurance Series® Growth Fund - Class 2 - Capital Research and Management Company	0.58%	20.24%	13.37%	17.97%
International Equity	American Funds Insurance Series® New World Fund® - Class 2 - Capital Research and Management Company(1)	0.82%	28.29%	5.33%	9.25%
International Equity	American Funds Insurance Series® SMALLCAP World Fund® - Class 2 - Capital Research and Management Company(1) (formerly, American Funds Insurance Series® Global Small Capitalization Fund)	0.90%	14.64%	0.49%	7.23%
U.S. Equity	American Funds Insurance Series® Washington Mutual Investors Fund℠ - Class 2 - Capital Research and Management Company(1)	0.50%	17.21%	13.89%	12.36%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.07%	4.08%	4.23%	7.24%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.06%	8.97%	-0.42%	9.11%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.64%	21.42%	15.26%	15.66%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class - Geode Capital Management, LLC	0.19%	17.66%	14.20%	14.59%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.47%	7.14%	-0.06%	2.61%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.65%	11.66%	10.00%	10.48%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2	0.88%	18.13%	9.09%	14.08%
Allocation	Franklin Income VIP Fund - Class 2	0.72%	12.56%	7.66%	7.30%
Allocation	Franklin Mutual Shares VIP Fund - Class 2	0.94%	11.52%	9.20%	7.53%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2	0.89%	11.80%	9.50%	12.10%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2(1)	0.91%	7.65%	8.86%	9.81%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2	1.09%	2.52%	1.03%	9.89%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2	0.79%	6.69%	0.02%	1.14%
Taxable Bond	Goldman Sachs VIT Core Fixed Income Fund - Service Class(1)	0.67%	7.32%	-0.81%	1.86%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Service Class(1)	1.06%	38.15%	10.80%	7.96%
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class(1)	0.98%	7.36%	4.67%	11.58%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class(1)	1.06%	9.13%	9.77%	9.75%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class(1)	0.95%	17.58%	12.47%	16.13%
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	20.76%	17.56%	12.01%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.75%	17.45%	15.43%	11.95%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund - Series I (1)	0.80%	12.79%	11.69%	14.22%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.11%	4.53%	3.64%	11.10%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	12.52%	8.68%	8.64%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	16.23%	3.42%	5.95%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	15.32%	7.28%	11.00%
Sector Equity	Invesco® V.I. Global Real Estate Fund - Series II	1.27%	7.61%	1.49%	2.18%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I(1)	0.95%	12.98%	1.65%	3.01%
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	6.95%	-0.22%	1.34%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	15.62%	12.85%	10.73%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I(1)	0.80%	15.93%	12.47%	12.53%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series II	1.21%	7.83%	7.06%	9.28%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.67%	3.64%	2.80%	1.76%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.98%	8.33%	2.10%	4.72%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC(1)	0.99%	15.98%	12.34%	13.06%
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC(1)	1.08%	14.29%	11.36%	9.75%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.15%	12.94%	3.23%	10.41%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.15%	7.05%	10.16%	7.98%
Allocation	PIMCO VIT All Asset Portfolio - Advisor Class - Pacific Investment Management Company LLC - Research Affiliates LLC(1)	2.225%	14.19%	5.49%	6.67%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class - Pacific Investment Management Company LLC	2.575%	6.04%	-6.91%	-0.09%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.76%	5.42%	1.47%	1.69%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	1.49%	7.74%	1.11%	3.11%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.75%	4.57%	3.14%	2.65%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.83%	8.78%	-0.08%	2.26%
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.52%	13.58%	8.85%	9.86%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.44%	8.73%	10.40%	7.63%
International Equity	Templeton Emerging Markets VIP Fund - Class 2 (formerly, Templeton Developing Markets VIP Fund)	1.37%	46.27%	5.46%	10.40%
International Equity	Templeton Foreign VIP Fund - Class 2 (1)	1.08%	29.19%	8.25%	5.75%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	15.73%	-0.96%	-0.15%
International Equity	Templeton Growth VIP Fund - Class 2 (1)	1.12%	23.83%	7.95%	7.04%
Allocation	TOPS® Aggressive ETF Portfolio - Class 2 - Valmark Advisers, Inc. - Milliman Financial Risk Management LLC (formerly, TOPS® Aggressive Growth ETF Portfolio)	0.54%	18.83%	9.41%	10.43%
Allocation	TOPS® Balanced ETF Portfolio - Class 2 - Valmark Advisers, Inc. - Milliman Financial Risk Management LLC	0.54%	12.85%	5.52%	6.39%
Allocation	TOPS® Conservative ETF Portfolio - Class 2 - Valmark Advisers, Inc. - Milliman Financial Risk Management LLC	0.56%	10.15%	4.34%	4.99%
Allocation	TOPS® Moderately Aggressive ETF Portfolio - Class 2 - Valmark Advisers, Inc. - Milliman Financial Risk Management LLC (formerly, TOPS® Growth ETF Portfolio)	0.53%	15.13%	6.92%	7.99%
Allocation	TOPS® Moderate ETF Portfolio - Class 2 - Valmark Advisers, Inc. - Milliman Financial Risk Management LLC (formerly, TOPS® Moderate Growth ETF Portfolio)	0.54%	17.99%	8.56%	9.53%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

Please retain this this Annual Notice for future reference. The last Prospectus and Statement of Additional Information (“SAI”) for this Policy, dated May 1, 2019, contains more information about the Policy. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000162798